UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated May 14, 2007

2007 first quarter results approved by the Benetton Group Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 14, 2007

2007 first quarter results approved by the Benetton Group Board of Directors:

BENETTON GROUP: CONSOLIDATED REVENUES 460 MILLION EURO, UP BY 10.5%, NET INCOME +11.9%

  Consolidated revenues 460 million euro, +10.5% compared with 416 million euro in the first quarter of 2006

  EBITDA 63 million euro, 13.8% of sales (56 million in 2006)

  Operating 41 million euro, 9.0% of revenues (35 million in 2006)

  Net income 27 million euro, +11.9% compared with 24 million in 2006

  Gross capital expenditure 46 million euro compared with 31 million in the first quarter of 2006.

Ponzano May 14, 2007 - The Benetton Group Board of Directors, meeting today, examined and approved the consolidated results for the first quarter of 2007.

The key numbers confirm the company's growth objectives both in terms of revenues, +10.5% in the quarter compared with the same period in the previous year, and net income (+11.9% compared with the first quarter of 2006).

Positive signs came from all brands. Benetton adult confirmed the growth rates already seen for past collections, as did the children's collections, including the new Sisley Young children's collections. Acceleration of the Sisley adult line also continued in this quarter due to the new 2007 Spring/Summer offerings.

First positive signs came also from the new positioning of the Playlife brand which has already opened numerous dedicated stores.

Good news also from accessories and licenses sector where, in addition to the good performance of perfumes, it is worth mentioning the positive response of the sales network to the Benetton sight glasses collection "Dress your Face" deserves a mention, on sale now in the best Italian and European optical stores.

Consolidated income statement for 2007 first quarter

Group net revenues for the first quarter of 2007 were 460 million euro, up 44 million (+10.5%) compared with 416 million in the first quarter of 2006, driven by the apparel segment.

Points to highlight:

  Performance of the revenue to the network managed by partners, positively influenced by the commercial development initiatives, including the increase in margins to the network, and the good reception of the collections by the market;

  growth of sales achieved by directly operated stores;

  contribution to revenues from the Italian partnership (Milano Report S.p.A.), consolidated since August 2006.

Revenues growth was supported by the good performance of Mediterranean area countries, including Italy, and of Eastern Europe, as well as the contribution of other countries such as India.

The main growth factor was the strong increase in volumes, while there were negative impacts on revenues resulting from exchange differences of 8 million euro and from the completion of policies of increasing network margins on the 2007 Spring/Summer collections.

Gross operating income was 41.8% of revenues, compared with 43.0% in the first quarter of 2006, influenced mainly by Group policies for stimulating development, in addition to a greater number of collections in line with market requests. The higher cost of these actions was partially offset by the continued search for production efficiencies, as well as by constant attention to product quality and innovation.

The contribution margin was 160 million euro, compared with 149 million in the first quarter of 2006, and was 34.9% of revenues compared with 35.7%.

Operating profit increased to 41 million euro, compared with 35 million in the first quarter of 2006, benefiting also from non-recurring items.

EBITDA reached 13.8% of sales increasing to 63 million euro against 56 million in the same period of last year. EBITDA was 57 million euro, equivalent to 12.3% of sales, compared with 54 million euro in the first quarter of 2006.

Net income for the period attributable to the Group was 27 million euro, compared with 24 million for the first quarter of 2006, maintaining an unchanged percentage on revenues.

Highlights of the Group's income statement for the first quarter of 2007 and 2006 are presented below; they are based on the statement of income according to the function of expenses by category (the percentage changes are calculated based on the precise figures).

	1st quarter		1st quarter				Full year
(millions of euro)	2007	%	2006	%	Change	%	2006	%
Revenues	460	100.0	416	100.0	44	10.5	1,911	100.0

Materials and subcontracted work	230	50.0	201	48.3	29	14.7	962	50.3
Payroll and related costs	22	4.7	22	5.2	-	(0.4)	81	4.2
Industrial depreciation and amortization	5	1.0	4	1.0	1	4.0	18	1.0
Other manufacturing costs	11	2.5	10	2.5	1	8.2	44	2.3
Cost of sales	268	58.2	237	57.0	31	12.8	1,105	57.8

Gross operating income	192	41.8	179	43.0	13	7.4	806	42.2

Distribution and transport	15	3.1	14	3.4	1	1.2	63	3.3
Sales commissions	17	3.8	16	3.9	1	8.3	74	3.9

Contribution margin	160	34.9	149	35.7	11	7.8	669	35.0

Payroll and related costs	39	8.5	35	8.5	4	10.3	153	8.0
- of which non-recurring expenses	-	-	-	-	-		2	0.1
Advertising and promotion	18	3.9	18	4.2	-	3.0	72	3.7
Depreciation and amortization	17	3.8	16	3.8	1	9.5	66	3.5
Other income and expenses	45	9.7	45	10.8	-	(1.0)	198	10.4
- of which non-recurring income	(7)	(1.5)	(1)	(0.2)	(6)	n.s.	(3)	(0.2)
General and operating expenses	119	25.9	114	27.3	5	4.6	489	25.6
- of which non-recurring income	(7)	(1.5)	(1)	(0.2)	(6)	n.s.	(1)	-

Operating profit	41	9.0	35	8.4	6	18.4	180	9.4

Financial income	10	2.3	8	1.8	2	35.5	38	2.0
Financial expenses	(15)	(3.4)	(12)	(2.8)	(3)	32.5	(56)	(2.9)
Foreign currency hedging gains/(losses)
and exchange differences	(2)	(0.5)	1	0.2	(3)	n.s.	(3)	(0.2)
Income before taxes	34	7.4	32	7.6	2	7.4	159	8.3

Income taxes	8	1.6	7	1.7	1	7.9	31	1.6

Net income for the year attributable to:	26	5.8	25	5.9	1	7.2	128	6.7
- shareholders of the Parent Company	27	5.9	24	5.8	3	11.9	125	6.5
- minority interests	(1)	(0.1)	1	0.1	(2)	n.s.	3	0.2

Consolidated balance sheet for 2007 first quarter

Compared with March 31, 2006, working capital decreased by 4 million, due to the combined effects of:

  reduction of trade receivables due to faster collection of receipts and the increased incidence of retail;

  increase in inventories due to the higher number of directly operated stores as well as the different segmentation of collections and the management of the evergreen items. However the rotation rate was unchanged;

  increase in trade payables due to the higher volumes and better payment terms.

Compared with December 31, 2006, capital employed increased by 128 million euro, driven by an increase in working capital due to the cyclical nature of the business, in addition to the net increase in property and intangible assets resulting from gross operating capital expenditure of 46 million euro. The greater part of the capital expenditure, totalling 37 million euro, went to the sales network. Production capital expenditure related mainly to the development of the production centre in Tunisia and the Castrette logistics hub.

Other capital expenditure of 5 million euro related to Information Technology.

Balance sheet and financial position - highlights. The most significant elements of the financial position, compared with December 31 and March 31, 2006, were as follows:
(millions of euro)	03.31.2007	12.31.2006	Change	03.31.2006
Working capital (A)	732	623	109	736
Assets held for sale	4	7	(3)	8
Property, plant and equipment and intangible assets (B)	1,047	1,027	20	903
Non-current financial assets (C)	21	21	-	22
Other assets/(liabilities) (D)	34	32	2	8
Capital employed	1,838	1,710	128	1,677

Net financial indebtedness (E)	472	369	103	377
Total shareholders' equity	1,366	1,341	25	1,300

(A) Working capital includes trade receivables less the related provision for doubtful accounts, inventories, trade payables and other operating receivables and payables (i.e. VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc).

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the company reorganization carried out in 2003.

(E) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities.

Net financial position at the end of 2007 first quarter

The indebtedness was 472 million euro compared with 377 million euro at March 31, 2006.
(millions of euro)	03.31.2007	12.31.2006	Change	03.31.2006
Cash and banks	78	181	(103)	159
A Liquid assets	78	181	(103)	159

B Current financial receivables	33	40	(7)	17

Current portion of indebtedness	(500)	(500)	-	(1)
Financial payables, bank loans and lease financing	(82)	(88)	6	(49)
C Current financial indebtedness	(582)	(588)	6	(50)

D = A+B+C Current net financial indebtedness	(471)	(367)	(104)	126

E Non-current financial receivables	3	3	-	6

Bank loans	-	-	-	(500)
Lease financing	(4)	(5)	1	(9)
F Non-current financial indebtedness	(4)	(5)	1	(509)

G = E+F Non-current net financial indebtedness	(1)	(2)	1	(503)

H = D+G Net financial indebtedness	(472)	(369)	(103)	(377)

The current portion of medium and long-term loans relates to a syndicated loan of 500 million euro, falling due in July 2007.

At March 31, 2007, the revolving credit of 500 million euro, which falls due in June 2010, was not used.

Cash flow in 2007 first quarter

Cash flow used by operating activities was 67 million euro due to the change in working capital attributable to the different supplier payment cycle and the increase in trade receivables associated with the increased sales.

Cash flow used by investing activities related mainly to net commercial and production capital expenditure of 37 million euro.
	1st quarter	1st quarter
(millions of euro)	2007	2006
Cash flow used by operating activities	(67)	(1)
Cash flow used by investing activities	(38)	(37)
Free cash flow	(105)	(38)

Cash flow provided by financing activities:
- dividends paid	(1)	-
- net change in sources of finance	1	1
Cash flow provided by financing activities	-	1

Net change in cash and cash equivalents	105	37

Outlook for the year

Forecast consolidated revenues for 2007 are showing a positive trend which is estimated by the Group to be in line with the sustainable growth rate expected for next few financial years and between 6 and 8%. These expectations were confirmed by the results of the 2007 Spring/Summer collection and by the progress of orders for the 2007 Fall/Winter collection.

It is forecast that EBITDA, calculated before non-recurring items, will show an increase of 20%, with a percentage of sales exceeding 15%.

The focus on development will continue through investments which should be between 250 and 300 million euro.

With this increase in investments, it is forecast that the net financial indebtedness will not exceed 450 million euro.

Alternative performance indicators

In this press release, in addition to the conventional financial ratios required by IFRS, some alternative performance indicators are provided in order to permit a better assessment of the Group's profit and financial performance. However, these indicators must not be considered as replacing the conventional ratios required by IFRS.

The following table shows the composition of EBITDA and EBITDA.

	1st quarter	1st quarter		Full year
Key operating data (millions of euro)	2007	2006	Change	2006
A Operating profit	41	35	6	180
B - of which non-recurring income	(7)	(1)	(6)	(1)
C Depreciation and amortization	22	20	2	84
D Other non-monetary costs
(impairment and stock options)	-	1	(1)	12
E - of which non-recurring	-	-	-	11
F = A+C+D EBITDA	63	56	7	276
G = F+B-E Ordinary EBITDA	57	54	3	264

Declaration by the Manager Responsible for the preparation of company accounting documents.

The Responsible Manager, Emilio Foà, has issued a written declaration in accordance with art. 154 bis, IInd paragraph of the Tax Consolidation Act, attached to the Quarterly Report to March 31, 2007, stating that this latter, on the basis of what he knows, corresponds to the documentary results, books and accounting records.

Disclaimer

This document contains forward looking statements, specifically in the section entitled "Outlook for the year", relating to future events and operating, economic and financial results of the Benetton Group. By their nature, such forecasts contain an element of risk and uncertainty, because they depend on the occurrence of future events and developments. The actual results may differ significantly from those announced for a number of reasons.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

www.benettonpress.mobi

Investor Relations

0039 0422519412

www.benettongroup.com/investors